

September 22, 2014

Via E-mail
Mr. Min Xu
Chief Financial Officer
UTStarcom Holdings Corp.
Union 7, Level 23, One Island East,
18 Westlands Road
Hong Kong

> **Re:** **UTStarcom Holdings Corp.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 18, 2014**
> **File No. 001-35216**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 3 – Divestitures, page F-29

1. It appears that the company paid cash consideration to buyers in the divestiture of both IPTV and NGN. The business case for paying the acquirer of these businesses is unclear. In the case of IPTV, in addition to the $30 million cash consideration, the company invested $20 million by purchasing convertible bonds of the divested entity, while attributing no value to the business beyond net book value at the time of divestiture. Please explain to us, in detail, the business case for paying the acquirer cash consideration in these transactions to transfer the businesses, and for investing an additional $20 million by purchasing convertible bonds of the new IPTV business. Include a discussion of what assets (tangible and intangible) and liabilities were transferred in these two transactions, how their fair value was determined, and whether the transferred liabilities were non-recourse or guaranteed by you.

2.   You state that although you remained the primary obligor, contractually, for the "un-assigned" customer contracts, all of the economic risks and benefits had been transferred to the buyer of the IPTV business. As such, please tell us your basis for recognizing revenue for the un-assigned contracts. Include reference to authoritative literature used as guidance.

3.   Further, you state that the company recorded $22.7 million of the consideration associated with the divestiture as deferred service cost to offset the remaining deferred revenue and customer advances associated with the un-assigned contracts. Please reconcile this amount to the $47.3 million in both liabilities and deferred costs related to the un-assigned contracts at December 31, 2012.

4.   We note your determination that the divestiture of the IPTV business did not qualify for discontinued operation "due to the significant continuing involvement of the Company in the IPTV operations". Please tell us the nature of your continuing involvement and why you deem it significant. Refer to ASC 205-20-55-15.

Note 6 – Cash, Cash Equivalents and Investments, page F-38

iTV Media Inc or iTV, pages F-38 and F-40

5.   You concluded that the founder and CEO of iTV was the primary beneficiary of iTV Media for the year ended December 31, 2013 because he has "met the power criterion and loss/benefits criterion in accordance to ASC 810-10-25" and as reported on page F-10, he "retains the right to elect three of the five members." However, we also note your disclosure on page F-41 with respect to the uncertainty that iTV will be able to receive enough financial support to run the business." Towards that end, you have invested $20.0 million preference shares and $35.1 million convertible bonds through December 31, 2013 and appear to be their primary, if not their only, source of financial support. Tell us how you evaluated the guidance in ASC 810-10-25-38G in determining the primary beneficiary of iTV.

Note 15 – Income Taxes, page F-60

6.   We note that the US pretax loss of $156.7 million more than offset the cumulative pre-tax income from all other foreign sources. However, on page F-67, where you report sales by geographical area, US sales are insignificant. Please tell us why you had a significant US pretax loss during 2013.

Concentration of Credit Risk and Major Customers, page F-69

7.   Please clarify why in 2012, your sales to entities affiliated with the government of China accounted for 42% of your total sales, when only 21% of your total sales during the year

were based in China. Tell us the nature of the entities affiliated with the government of China and in what countries they were based.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Kenya Wright Gumbs, Senior Staff Accountant, at 202-551-3373 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3486 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director